Exhibit 99.1

Mountain Province Diamonds Announces Upcoming Changes to The Board of Directors

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, May 6, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces upcoming changes to its Board of Directors ("Board").

At the Company's 2019 Annual General Meeting ("AGM") of Shareholders, Tom Peregoodoff, William Lamb, and Brett Desmond will be joining the Board pursuant to election. To accommodate these additions, Bruce Dresner, Carl Verley, and Peeyush Varshney will step down from the Board following the Company's AGM of Shareholders and will not stand for re-election.

Jonathan Comerford, the Company's Chairman commented: "We are very pleased to welcome Tom, William, and Brett to the Board and look forward to their contributions as we execute our strategy to deliver long-term value to our shareholders. These  changes demonstrate the Board's commitment to the long term success of the Company and the experience and expertise of the new board members in various aspects of our business will ensure that we continue to maximize the value of our quality assets. They join the Company at an exciting time as the company continues with its transition to a mature mid-tier mining company with a portfolio of high quality assets in a great jurisdiction."

Mr. Comerford added: "On behalf of us all, I would like to thank Bruce, Carl, and Peeyush for their long and dedicated service to Mountain Province Diamonds. Under their leadership and support the Company has successfully transitioned from a diamond explorer into a significant diamond producer."

About the New Nominees

Mr. Tom Peregoodoff is currently President and Chief Executive Officer of Kaizen Discovery Incorporated, a gold/copper exploration company with assets in Peru. Prior to that he joined Peregrine Diamonds Ltd. as Executive Vice President of business development in 2012 before taking over as President and Chief Executive Officer in early 2015. Tom has over 25 years of mining and petroleum industry experience, including 18 years with BHP Billiton with extensive knowledge in global exploration, operations and business development. He served as Vice President, Exploration, BHP Billiton and was accountable for global early-stage exploration activities across all commodities from 2008 to 2011. Tom has held several senior roles in BHP Billiton's exploration division in commercial, operational and technical capacities. He is a Director of Computational Geoscience Inc. and also served as Director of Vanadiumcorp Resource Inc from February of 2014 until February 2015. Tom also holds a BSc. in Geophysics from the University of Calgary.

Mr. William Lamb brings over 25 years of experience in mining operations and project development to Mountain Province Diamonds. In his most recent role, William served as Chief Executive Officer of Lucara Diamond Corp. ("Lucara") from May 2011 to February 2018 before retiring from Lucara.  During that time, he played an integral role in taking Lucara's flagship Karowe mine from feasibility through to a steady state, world class, operating diamond mine. Under Lamb's leadership, the Karowe mine evolved into one of the world's highest margin diamond mines and the foremost producer of large, Type IIA diamonds in excess of 10.8 carats, including the historic 1,109 carat Lesedi La Rona (second largest gem diamond ever recovered) and the 813 carat Constellation (sold for a record USD$63.1 million). William has a NHD in Extraction Metallurgy for the Technicon of the Witwatersrand, and an MBA from Edinburgh Business School.

Mr. Brett Desmond is a seasoned investment professional with 20 years of experience in banking, corporate finance, and asset management and his extensive experience in capital markets and private investments adds a unique skill set to the Company's board. In his most recent role, Brett served as SVP of Corporate Development for Daon, a software assurance company, whose clients include the US Government and major US and global banks. Furthermore, he has been involved with a number of successful private and public investments since returning to Europe in 2014. Brett is also the son of the Company's major shareholder, Dermot Desmond. Mr. Desmond has been a long time supporter of Mountain Province Diamonds and over the past few months, he has increased his position in the Company to just under 30%, and as a result, he has requested 2 nominees to the Board in the upcoming election at the AGM; Mr. Jonathan Comerford, the Company's chairman, and Brett. The Company views this as a sign of continued support and assurance from the largest shareholder and strongly welcomes Brett's addition to the Board. Brett holds a Bachelor of Commerce from University College in Dublin.

2019 Annual General Meeting of Shareholders

The Company invites shareholders to attend the AGM being held at 11:00AM EDT on Thursday, June 13th, 2019 at the offices of Bennett Jones on the 34th floor of 1 First Canadian Place, Toronto, Ontario, M5X 1A4. Shareholders of record as of the close of business on May 3rd, 2019, being the record date, will be eligible to vote at the meeting. Complete details of the AGM are contained in the Company's 2019 Management Information Circular, which will be available on the Company's website and on SEDAR at www.sedar.com on May 8th, 2019.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of various diamondiferous kimberlites, four of which are being developed and mined under the current mine plan. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Mine that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:30e 06-MAY-19